Exhibit (d)(9)

Home Products International, Inc.

TO:	Holders of Outstanding Stock Options Having an Exercise Price of Less Than $2.25 Per Share
FROM:	Home Products International, Inc.
DATE:	November 12, 2004
RE:	Treatment of Stock Options in Connection with Tender Offer

Dear Option Holder:

     As you may know, Home Products International, Inc. (the “Company”) has entered into an acquisition agreement (the “Acquisition Agreement”) with Storage Acquisition Company, L.L.C. (“Purchaser”). Under the terms of the Acquisition Agreement, Purchaser is making a tender offer to purchase all of the outstanding shares of common stock of the Company (the “Offer”) for $2.25 per share (such price, or such greater price per share as may be paid in the Offer is referred to in the Memorandum as the “Offer Price”). Upon the first acceptance for purchase of tendered shares in the Offer (the “Share Acceptance”), the Company will become a majority-owned subsidiary controlled by Purchaser.

For additional important information about the Offer, you are encouraged to review the Purchaser’s Offer to Purchase and the Company’s Solicitation/Recommendation Statement, both dated the date of this Memorandum. Copies of both documents are enclosed with this Memorandum for your convenience.

The Acquisition Agreement does not provide for any transaction (such as a merger or stock split) to follow the consummation of the Offer, and Purchaser has no current intent or plan to conduct any transaction as a result of which any shares not purchased in the Offer would be acquired (at the Offer Price or otherwise) or any of your options would be changed. If the Offer is consummated, the Company will be controlled by Purchaser and its board will consist entirely of Purchaser’s designees (a majority of whom will be named by Mr. Joseph Gantz, who is a member of the offeror group). Following the consummation of the Offer, Purchaser intends to cause the Company, if eligible, to de-register its common stock with the Securities and Exchange Commission and, in any event, voluntarily to delist from the Nasdaq SmallCap Market, with the result, among other things, of substantially decreasing the liquidity of the shares. Further information about these matters is contained in the attached Offer to Purchase.

Treatment of Stock Options in connection with the Offer

•	The Offer is being made only for outstanding shares of the Company’s common stock. The Offer is not being made for any of your options to purchase the Company’s shares issued under any of the Company’s stock option plans (“Options”).

•	Accordingly, except as described in this Memorandum, all of your Options will remain outstanding after the Offer is completed and will continue to represent a right to buy the same number of Company shares at the same price and on the same terms, except that completion of the Offer will result in a “change in control” of the Company and your previously unvested and unexercised Options will all fully vest upon the Share Acceptance.

•	However, under the Acquisition Agreement, Purchaser has agreed to provide the funds to enable the Company to provide you, if you choose to accept it, a cancellation payment for your Options that have an exercise price of less than $2.25 per share (“Eligible Options”). (Any Options with an exercise price of $2.25 or more are not eligible to receive any cancellation payment and will remain outstanding after the Offer is completed unless exercised before then in accordance with their terms.) Your receipt of the cancellation payment for your Eligible Options is contingent on the Share Acceptance.

•	This opportunity is being afforded both with respect to your vested and your unvested Eligible Options.

•	This cancellation arrangement is being provided to give you the opportunity to realize the economic value of your Eligible Options without having to exercise them (and pay the exercise price), should you choose to have them cancelled for their net cash “spread” (the difference between the Offer Price and the exercise price) if the Offer is completed.

•	You may choose to accept this cancellation arrangement, contingent on the completion of the Offer, for one or more of your Eligible Options (but for not less than all of the shares subject to each separate Eligible Option grant you select for cancellation).

•	Accordingly, your choices regarding each of your Eligible Options in connection with the Offer are:

-	have your Eligible Option cancelled in its entirety in exchange for the payment described below, contingent on the completion of the Offer; or

-	as to a vested Eligible Option (but not an unvested Eligible Option), exercise it and tender the underlying shares to Purchaser in the Offer, in which event the shares will be purchased if they are validly and timely tendered and the Offer is completed, but they will continue to belong to you if the Offer is not completed (i.e., your exercise will not be reversed if the Offer is later withdrawn); or

-	as to a vested Eligible Option (but not an unvested Eligible Option), exercise it and sell the underlying shares in the open market for the prevailing market price, less brokerage commissions; or

-	take no action and continue to hold your Eligible Option, in which case, whether the Offer is completed or not, your Option will continue in effect and you will be entitled to purchase shares of the Company, in accordance with (and subject to) the terms of the Option, with any previously unvested and unexercised portion of the Option vesting in full if the Offer is completed.

In making your choice, you should carefully review the information contained in this Memorandum and the enclosed documents. Neither the Company nor the Purchaser makes any recommendation to you as to which alternative to select. You should consult with your own tax and financial advisors regarding the consequences, including tax impact, on your personal situation of the decision you make.

Procedure if you Want Your Eligible Options Cancelled

     1. Cancellation of Eligible Options in Exchange for a Per Share Cancellation Payment.

     For all (but not less than all) of the shares subject to any Eligible Option you hold, you may execute the attached Stock Option Cancellation Agreement (the “Cancellation Agreement”) and receive the cash payment(s) as specified in the Cancellation Agreement (less any applicable tax withholding) to the extent that these Eligible Options remain outstanding immediately prior to their cancellation. The per share cancellation payment payable with regard to each Eligible Option share is the amount by which the Offer Price ($2.25 as of the date of this Memorandum) exceeds the per share exercise price of that Eligible Option (the “Per Share Cancellation Payment”).

     It is important that you carefully complete Schedule A to the attached Cancellation Agreement on a grant-by-grant basis including whether, as to all (but not less than all) of the shares subject to a given Eligible Option grant, you want to accept the Per Share Cancellation Payment.

     2. Cancellation Payment.

     We have attached to your Cancellation Agreement, a Schedule A indicating the Per Share Cancellation Payment (before tax withholding) you should expect to receive for each then unexercised share subject to your outstanding Eligible Options if you elect to have such Eligible Options cancelled and the Offer is completed.

     In general, if you agree to have any of your Eligible Options cancelled and the Offer is completed, you will receive the Per Share Cancellation Payment (reduced by any applicable tax withholding) for those Eligible Options. However, you will not receive a Per Share Cancellation Payment for any of your Options that terminate in accordance with their terms prior to the Share Acceptance, for example, as a result of your voluntary resignation from employment (if so provided by your Option agreement). Payment will be made as soon as practicable following the Share Acceptance. Purchaser is providing Home Products with the funds for the Per Share Cancellation Payment.

     Generally, the Per Share Cancellation Payment will be treated as ordinary income and, if you are an employee of the Company, will be subject to U.S. federal and applicable state income and employment tax withholding. Again, you should consult with your own tax advisor as to your individual circumstance.

     3. Your Right to Change Your Mind.

     If you have executed and returned a Cancellation Agreement electing to have any of your Eligible Options cancelled and you subsequently decide that you no longer desire to have those outstanding Eligible Options cancelled even if the Offer is completed, you may terminate your Cancellation Agreement by giving written notice to the Company prior to the expiration of the Offer, as provided in the Cancellation Agreement. If you wish to terminate your cancellation election for less than all of the Eligible Options you previously elected to cancel, you must, prior to the expiration of the Offer, both (a) give written notice of your termination of your original Cancellation Agreement and (b) complete and submit a new Cancellation Agreement covering the Eligible Options you now wish to cancel.

Effect of Choosing Cancellation

     1. If the Offer is Completed.

     All Eligible Options which you have elected to have cancelled pursuant to a Cancellation Agreement will be cancelled and will be of no further effect upon the Share Acceptance.

     2. If the Offer is Withdrawn.

     Your Options (whether or not they are Eligible Options) will not change and your Cancellation Agreement will automatically terminate.

Person to Contact at the Company.

     The person you should contact if you have any questions about your Option or this Memorandum is Mark Suchinski at (773) 890-8910.

     If you choose to execute the attached Cancellation Agreement, you should return it to the following address, which is also the address for any notice should you change your mind before the Offer expires:

Home Products International, Inc.
4501 West 47th Street
Chicago, IL 60632
Attention: Mark Suchinski
Fax: (773) 890-0523

Attachments
•	Purchaser’s Offer to Purchase dated the date hereof

•	The Company’s Solicitation/Recommendation Statement dated the date hereof

•	Stock Option Cancellation Agreement

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